One North Clematis Street
Suite 500
West Palm Beach, Florida 33401
Telephone: 561.832.3300
Facsimile: 561.655.1109
www.broadandcassel.com
Kathleen L. Deutsch, p.a.
Direct Line: (561) 366-5320
Direct Facsimile: (561) 650-1130
Email: kdeutsch@broadandcassel.com

October 16, 2009
VIA MODEM AND FEDEX
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Amanda Ravitz — Branch Chief
Mr. Tarik Gause

	Re:	Seanergy Maritime Holdings Corp.
Registration Statement on Form F-1
Filed: September 17, 2009
File No. 333-161961
Ladies and Gentlemen:
     On behalf of Seanergy Maritime Holdings Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), we are submitting this letter and the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1 (the “Form F-1”) in response to the comment letter dated October 13, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter, and, when appropriate, identifies the location of the changes or additions made in Amendment No. 1.
     The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.
Distinguishing Factors and Business Strategy, page 6
1.	We note your statement that “our management team comes equipped... with a successful track record of creating shareholder value.” Please reconcile this statement with the company’s recent financial performance.

During the past year the markets have experienced extreme volatility and disruption. The general economic and market conditions severely affected the dry bulk shipping industry, which experienced a sharp downturn in dry bulk charter market rates and asset (vessel) values. The Baltic Dry Index, which is a measure of daily charter rates for dry bulk carriers, plummeted over 94% between May and December 2008. The market values of vessels also dropped significantly, and due to the downturn in the markets, the financial viability of many charterers was adversely affected as they were unable to perform their obligations under charter agreements resulting in the default on payments to vessel owners and even bankruptcies. Furthermore, the deterioration of asset values affected the ability of the majority of the shipping companies to comply with their loan covenants.
BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission
October 16, 2009

Considering this situation, the Company believes that its management has taken appropriate steps to safeguard and enhance shareholder value. Acting in a proactive way, management secured charter agreements for its entire fleet prior to the market decline. All agreements were made with a creditworthy counterparty that honored its contractual obligations, providing the Company secured cash flow throughout the terms of the charters. As a result, the Company outperformed in terms of financial results, achieved a time charter equivalent rate of $51,982 per day —high by industry standards, and enjoyed healthy cash reserves of $47 million as of June 30, 2009. Furthermore, during the same period, management received a waiver on the loan-to-value covenant from its lender at no additional cost to the Company. For the six months ended June 30, 2009, the Company achieved $48.3 million of net revenue and net income of $19.3 million.

Within the first year of the Company’s operations and as part of its strategy and commitment to enhance shareholder value, management also completed the acquisition of a 50% ownership interest in Bulk Energy Transport (Holdings) Limited (BET). The Company entered into a shareholders’ agreement with BET’s other equity owner, which allows the Company to control BET by appointing a majority of its directors. As a result of this transaction, the Company almost doubled its fleet to 11 vessels and secured additional cash flows.

It is worth noting that the Company only commenced operations on August 28, 2008. For the start-up period between August 2008 and December 31, 2008, the Company achieved $34.5 million of net revenues and a net loss of $32 million. The loss resulted from a one-off non-cash charge of $49.3 million in goodwill and vessel impairment losses related to the downturn in the economy and deteriorating vessel market values. Net income excluding the effect of the impairment charges was $17.3 million.

Furthermore, in the fall of 2009, management of the Company entered into time charter agreements and contractually secured approximately $107 million in gross revenues for the period between August 1, 2009 and September 22, 2011, which represents approximately 65% of the Company’s projected revenue for the periods up to December 31, 2011. Management believes that this compares favorably to its competitors.

All of the foregoing is described in more detail in the Form F-1 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Seanergy Maritime and Seanergy.” However, in response to the Staff’s comment and to better explain management’s recent actions and achievements, the Company has made the following change in Amendment No. 1 to the sentence identified by the Staff:
“Additionally our management team comes equipped with extensive shipping experience and a track record of taking proactive measures to enhance shareholder value as evidenced by the Company’s financial results, the favorable charter agreements it has secured for its fleet, the loan covenant waivers it has received from its lenders and the successful acquisition of a 50% controlling interest in BET.”

U.S. Securities and Exchange Commission
October 16, 2009

Exhibits
2.	Please file your legal opinion with your next amendment or advise us when you expect to file the opinion.

The Company has filed the legal opinion of Reeder & Simpson, P.C., the Company’s Marshall Island’s counsel, as exhibit 5.1 to Amendment No. 1.

3.	Please file with your next amendment an opinion addressing the United States federal income tax consequences of the transaction.

The Company has filed the legal opinion of Flott & Co. PC, which addresses the United States federal income tax consequences related to the ownership and sale of the Company’s securities, as exhibit 8.1 to Amendment No. 1.
     We trust that Amendment No. 1 to the Form F-1 and this response letter satisfactorily respond to the Comment Letter. If you have any questions, please call the undersigned at 561-366-5320. Thank you in advance for your assistance in this matter.
Very truly yours,
BROAD AND CASSEL
/s/ Kathleen L. Deutsch
Kathleen L. Deutsch, P.A.

cc:	Dale Ploughman Christina Anagnostara